SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

	Power Sold (In Gigawatt hours)				Power Sales (In billions of Won)
	Demand by the Type of Usage	April 2008	April 2009	Year on year growth	April 2008	April 2009	Year on year growth
For April	Residential	6,739	6,921	2.7%	602	625	3.8%
	Commercial	6,643	6,954	4.7%	588	633	7.6%
	Educational	479	549	14.6%	34	40	17.9%
	Industrial	16,964	17,086	0.7%	1,022	1,133	10.9%
	Agricultural	640	732	14.5%	28	32	13.0%
	Streetlighting	240	236	-1.5%	17	18	4.3%

	Total	31,705	32,478	2.4%	2,292	2,481	8.3%

From January To April	Residential	30,644	30,819	0.6%	2,796	2,863	2.4%
	Commercial	29,451	30,390	3.2%	2,676	2,837	6.0%
	Educational	1,999	2,242	12.2%	148	172	16.8%
	Industrial	68,244	65,058	-4.7%	4,355	4,586	5.3%
	Agricultural	2,926	3,232	10.5%	127	139	9.6%
	Streetlighting	1,042	1,008	-3.2%	72	74	2.6%

	Total	134,305	132,749	-1.2%	10,174	10,671	4.9%

*	The figures may not add up due to rounding
*	Power sales figures are net of sales discounts, including discounts for automatic bank transfers and online payments, among others.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: May 15, 2009